THE DONERAIL GROUP

August 21, 2021

Dr. Andrew Wolfe, Greg Ballard, Kelly Thompson, Yie-Hsin Hung
Turtle Beach Corporation
11011 Via Frontera Suite A/B
San Diego, CA 92127

Dear Andy, Greg, Kelly and Yie-Hsin,

While it is highly unusual for us to directly address a subset of the Board of Directors (the "Board") as we have done here, we felt compelled to reach out to you four directly as the quality of our engagement with management has deteriorated, our trust in leadership has eroded and time is becoming of the essence.

As we stand today, the evidence is clear that Juergen's actions have been highly inappropriate for a public company CEO, and as our experience has informed us, holistic changes will need to be made to Turtle Beach Corporation's (the "Company" or "Turtle Beach") leadership in the event the Company continues to operate as a stand-alone entity. Given our engagement as one of the Company's largest shareholders has been limited thus far to meetings with Juergen and Bill, the spirit of this letter is to ensure that you are aware of many of the recent series of events and, quite critically, provide you with an appropriate channel directly to us, in the event that you share any of our concerns.

Quite simply, it is unclear to us how the four of you have been involved with certain actions undertaken by Turtle Beach's leadership team, and it is prudent for us to understand any such complicity ahead of taking our own actions to ensure that shareholder rights are properly respected and value is maximized.

Firstly, regarding our multiple acquisition attempts. As Georges Azzam has likely informed you, our business model is a bit different than typical private equity buyers or hedge fund investors. While our core business is indeed investing in the common equity of public companies, we have had recent, meaningful experience constructing buyout offers for companies and subsidiaries across various industries.

Structurally, we construct such acquisition offers via the form of co-investments, a model that is different than that of a traditional financial sponsor that has deep pools of captively-held private equity fund capital. Generally speaking, co-investments offer each investor the chance to work in a greater degree of partnership and transparency with the investment manager, and over the last half decade, we have seen meaningful growth in the number of institutional investors that utilize co-investments as a preferred way to deploy capital.

For our acquisition of Turtle Beach, we worked extensively with selected large financial partners of ours that have highlighted a desire to co-invest alongside us in making an offer for Turtle Beach, and while any transaction would naturally require confirmatory due diligence to finalize a transaction, the interest regarding a take-private of the Company is robust. Turtle Beach is a highly attractive private equity target.

Recognizing that our business model may be unfamiliar to some of you and has a different risk profile than traditional private equity sponsors, we worked exhaustively with Bank of America to ensure that you, by way of Mr. Azzam, both i) understood our business model and ii) understood the sophistication and alignment of our investors and our own financial advisors, who, as you know, are some of the most well-heeled and informed financial participants in the world. (It is worth mentioning that two years ago, we were in an analogous process with another public company that we were seeking to acquire utilizing the same structure that we have used in this acquisition effort, and Mr. Azzam was the lead banker. Given the background of Donerail's principals, as well as the depth of our partner relationships, Mr. Azzam approved us as a prospective bidder in that situation in just one phone call, a stark contrast to the ten-week intensive diligence process that happened here. We found such a distinction of process odd.)

Nonetheless, we give you this relatively banal background on our structure and our offer to highlight to you that we do not take acquisition attempts of companies frivolously; rather, the amount of time, energy, political capital and expense that we put into such efforts are enormous and, in many cases, significantly more resource-laden than that of a typical private equity firm. The lift here is intense.

As it relates to Turtle Beach, we view the Company as a relatively quiet, small, strategic asset that has historically flown under the radar as a public company. We enjoyed that aspect of the story – a huge part of our business is finding undiscovered and untrafficked investment opportunities, and as we progressed in our diligence on Turtle Beach throughout the spring, we came away with a clear view that i) the cash flows were highly visible and likely to be robust in the core business for the near- to medium-term; ii) the strategic investments have not paid off in an accretive way, negatively impacting the faith that investors have in this management team to execute on any endeavor outside of core; and iii) the Company enjoys a niche, strategic position that is enviable, specifically in console headsets.

Further, in the early stages of our diligence process, we saw HyperX, an inferior peer to Turtle Beach, sell itself at a price that surprised even us, further heightening our confidence in the investment rationale and strategic merit of investing in gaming peripherals at this point in the cycle, and we focused our efforts on constructing an acquisition offer for Turtle Beach.

Given the clear strategic interest that exists for gaming peripherals, our limited strategic synergies in the event we did indeed purchase the Company, and our discipline as a financial buyer, we were forced to be tactical about how to bid for the Company. Candidly, we were hopeful that our acquisition attempt could be managed through a private negotiation with you, forgoing an auction that we felt would discount our likelihood of winning the asset but simultaneously providing an expedited path to meaningful value creation for shareholders.

When we offered $34.50 per share to acquire the Company in late April, I explicitly told Juergen that we very much wanted to work with you quietly, that we sought to negotiate only in private, and that we were open to quickly signing a deal (given the depth of our research to date had been comprehensive). Moreover, to ensure that the Board was mindful of its fiduciary obligations to shareholders, I offered to Juergen our willingness to include a "Go-Shop" period that would allow for other potentially interested parties to engage with you and prospectively compete with our negotiated price once our deal was announced. Such a deal would have provided shareholders with certainty, the Board with protection, and given we had negotiated a private transaction that had been completed outside of an auction, it would candidly have given us the highest likelihood of a successful acquisition.

In an effort to build trust and embolden a potential partnership between us, I even told Juergen that we did not need an immediate response, that we wanted to allow the Board to take its time in its response, and that we intentionally submitted our offer one week after the director nomination deadline, providing an obvious sign that we sought to work collaboratively on a potential transaction.

As you know, Juergen immediately indicated that $34.50 was too low of a price to even warrant engagement, and so we chose to bid against ourselves, increasing our offer price to $36.50 per share, subject to a customary confirmatory due diligence request. We have now been told that the only way for us to continue to pursue our proposal is to execute a restrictive NDA with a lengthy standstill, while being told at the same time that the Company will never accept our $36.50 price that the due diligence is intended to confirm. As I am sure you know, our offer of $36.50 currently stands at a highly attractive 42% premium from Wednesday's closing price, and onlookers are baffled at the Board's reticence to accept that price.

I give you this rather exhaustive overview because highlighting our intent and thinking is critical at this very important time.

Juergen and Bill have – both repeatedly and inappropriately – accused us of divulging confidential information to the press.

To be clear, not only have we not divulged confidential information regarding Turtle Beach to the press, but such a public spotlight on our involvement has only served to hurt our acquisition efforts: in the 45 days following the initial news story about our involvement, Turtle Beach share price rallied over 40%, sailing past our prospective offer price and rendered our initial offer less attractive. In fact, we received so many comments from investors about our involvement, we felt compelled to host an investor call on our investment. Such attention was materially worse for our acquisition efforts than a quiet, private negotiation would have been.

Further, Juergen and Bill have – both repeatedly and inappropriately – made allegations that our public press releases were intended to look for short term movement in the stock and would sell on any strength.

History now clearly shows that we have not sold a share (excluding shares delivered to prime broking counterparties as part of call option purchases which significantly increased our economic exposure) and have only added to our position.

And yet, as is evidenced by a barrage of highly and inexcusably inappropriate emails from Juergen last week, he continues to push a misleading narrative. To say the least, it's disconcerting that even in the face of the facts about our engagement, Juergen and Bill are steadfast in their accusations of ill-will and disingenuousness.

Next, I think it's important to discuss the failed NDA process. Understanding our reticence to sign the NDA is critically important and worth highlighting:

The NDA that you sent to us on the back of receiving our revised proposal and rejecting our bid included terms and conditions that, no doubt, even your own bankers found egregious (I'd encourage you to speak with them about the merit of your proposed requests, if you haven't already). While we could have absolutely sent you a marked up, revised version of the NDA, it's important for you to understand the implications, restrictions and considerations to us signing an NDA as a large shareholder.

In the signing of any NDA, we would be limited from trading the Company's stock for a long period of time; if there was a good faith belief that you would engage with us to sell the Company, we would be absolutely willing to take that risk (and frankly, that is what we expected to happen). But as noted earlier, we cannot accept such restrictions if we are being told at the same time, and in no uncertain terms, that the Company will not accept our price. The entire due diligence exercise contemplated by the NDA would be futile, and we would have restricted ourselves in the process. This would not be productive for either of us. Moreover, given the history of bad faith between Juergen, principally, and us, it became impossible for us to put our investor capital at risk – what if we offered $100 per share for Turtle Beach, and Juergen refused to let the Board transact? Good faith is so, so critical in these situations, and that has been stripped away by the past five months of actions from the Board and management.

For further clarity in this matter, I'd encourage you to speak to Mr. Azzam at Bank of America. In that aforementioned analogous transaction two years ago, where good faith was evident throughout the entirety of the engagement, we immediately entered into the NDA with the target company and agreed to an eighteen-month standstill and non-disparagement provisions. We have a history of acting in good faith on matters such as these; unfortunately, we have lost that faith with Juergen as Chairman.

As we contemplate the path forward from here, we believe that the movement in the Company's stock price is a direct representation of your shareholders' opinions, and your shareholders are telling you what you need to do. The enthusiasm that once existed for a deal, leading the stock price to June stock price highs, quickly deflated when Juergen announced Turtle Beach's new product launches.

And as you probably know by now, your shareholders have not rewarded this management team for any of their growth initiatives quite simply because none of them have generated value, and through our discussions and analysis, it's clear that shareholders prefer that this management team cease investing precious cash flow into risky, unproven endeavors. Juergen disagrees with us, and each time he speaks, he oddly seeks not to discuss the jewel in the crown that is the Turtle Beach brand, but rather, to discuss the ongoing risk-filled growth initiatives at the Company – precisely the initiatives that shareholders do not want to see the Company focusing on.

Now, in 13 of the last 13 quarters and 18 of the last 19 quarters, the Company's stock price has traded down (meaningfully) in the week following the earnings call, even in the quarters where the Company has performed admirably. The stock has traded down because Juergen does not inspire onlooking investors; in fact, he creates a meaningful amount of concern regarding the management of the business's future cash flows. This is not a subjective opinion – this is simply the past 5 years of results.

Your shareholders are speaking to you.

And unfortunately, this hasn't just been share price performance related to earnings calls. Turtle Beach's industry has seen steady and increasing product demand over the past few years, but the management team's series of wrong decisions on how to allocate capital has caused the past 3+ years of performance to significantly underperform peers. For example, since the Fortnite-fueled peak (something that Turtle Beach didn't create but was the beneficiary of), Turtle Beach's stock price has declined whereas industry peer Logitech is up over 100% over the same time period.

Further, in addition to the lack of faith that shareholders have for this management team's strategic capabilities, Turtle Beach's very same CEO currently happens to be sitting in a trial where he is accused of the spoilation of evidence, leaving the Company exposed to meaningful economic expense and reputational damages, notwithstanding the money, time, and attention spent on this matter over the past decade.

As large shareholders, we are hopeful that the allegations involving him are unfounded, but doesn't it feel natural to question why any CEO actions should ever put the Company at risk in the way that his have?

We don't need to interrogate additional concerns herein, even though we have many. In due time, we are happy to further highlight our concerns and what our research has uncovered regarding the appropriateness of Juergen to be CEO.

But the reality of the matter is that the behavior and the recent performance that you have seen, married with this false and disingenuous narrative that Juergen seems intent to push regarding the intent of one of the Company's biggest shareholders, simply highlights how meaningfully disappointed we are as Turtle Beach shareholders.

Shareholders deserve better than Juergen Stark, as you know they do. If the Company refuses to sell itself, as is seemingly the case, Juergen will need to be removed, as a start.

Lastly, while we recognize that these concerns could fall on deaf ears given each of your presumed involvement in some – if not all – of Juergen's decisions, we are holding out for a bit of optimism that each of you four also sees what we see.

Moreover, we are also conscious that some of you are actively engaged in high levels of corporate America, whether that be through your status as a working executive or as a public company board member.

And while our Turtle Beach concerns are at the highest level of importance today, naturally, we are also conscious that there's a reasonable chance that we run into some of you in the future, and it was critical for us that each of you heard directly from us about all the facts regarding our engagement.

Providing you with a direct channel to reach out to us is a prudent, critical thing to offer, and we'd be keen to engage directly if you so desire.

Best,

Will